Exhibit 1
AGREEMENT
JOINT FILING OF SCHEDULE 13D
          The undersigned hereby agree to file jointly the statement on Schedule 13D (the “Statement”) relating to the Common Stock, $0.10 stated value per share, of Russ Berrie and Company, Inc., and any further amendments thereto which may be deemed necessary pursuant to Regulation 13D promulgated under Section 13 of the Securities Exchange Act of 1934, as amended.
          It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Statement, filed on behalf of each of the parties hereto.
          This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.
          IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the 28th day of March, 2006.

/s/ Josh Weston
Josh Weston

/s/ Raphael Benaroya
Raphael Benaroya

/s/ Ilan Kaufthal
Ilan Kaufthal

/s/ Norman Seiden
Norman Seiden

/s/ Myron Rosner
Myron Rosner